SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-26023


                           Notification of Late Filing


(Check one):      ( ) Form 10-K     (  ) Form 11-K      (  ) Form 20-F
                  (x) Form 10-Q     (  ) Form N-SAR

                  For period ended: October 31, 2003


         (  )  Transition Report on Form 10-K
         (  )  Transition Report on Form 20-F
         (  )  Transition Report on Form 11-K
         (  )  Transition Report on Form 10-Q
         (  )  Transition Report on Form N-SAR

                  For the transition period ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:   Alloy, Inc.

Former name if applicable:

Address of principal executive office
  (Street and Number): 151 West 26th Street, 11th Floor

City, State and Zip Code:  New York, NY 10001

                                     PART II

                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

(  )     (c) The  accountant's  statement  or  other  exhibit  required  by Rule
         12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's completion of its quarterly financial statements for the three and nine months ended October 31, 2003, and the review of such financial statements by its independent auditors are pending as a result of the previously announced investigation by the Company's Audit Committee and the law firm of Mayer, Brown, Rowe & Maw, LLP into the allegations raised in the consolidated class action complaint filed against Alloy in August 2003 and the derivative action filed in October 2003 and the additional financial review procedures associated with the dELiA*s Corp. acquisition. Although the independent investigation and additional financial review have been completed, the Company was unable to complete such financial statements and obtain the SAS 100 review of such statements by its independent auditors by the close of business today without unreasonable effort or expense. The Company anticipates that such financial statements and such SAS review will be completed in time for the Form 10-Q to which this filing relates to be filed prior to the expiration of the five (5) calendar day extension period.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Samuel A. Gradess                  212              244-4307
         -----------------------------------------------------------------------
               (Name)                   (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 (X) Yes ( ) No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 (x) Yes ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Total revenues for the third fiscal quarter ended October 31, 2003 increased 13% to $105.8 million, compared with $93.2 million for the third quarter of fiscal 2002. Fiscal third quarter net merchandise revenues of $48.6 million were up 18% compared with $41.3 million for last year's fiscal third quarter. The increase resulted from our acquisition of dELiA*s Corp. during the fiscal third quarter, which offset an overall decline in revenues for Alloy's catalog titles. Fiscal third quarter sponsorship and other revenues of $57.2 million were up 10% versus $52.0 million for the comparable period in our last fiscal year. The increase was attributable to the operations of the On Campus Marketing ("OCM") business that we purchased at the beginning of the second quarter of fiscal 2003, which offset a decrease in our advertising placement revenues.

Third fiscal quarter gross profit increased to $53.3 million, or 50.4% of revenues, compared with $45.5 million, or 48.8% of revenues, for the comparable period last year, largely as a result of the overall increase in revenues. The modest increase in gross profit percentage was primarily due to the slightly increased proportion of higher gross margin merchandise revenues in our overall revenue mix, along with a higher sponsorship gross margin relative to the prior year quarter.

Operating expenses were $53.6 million for the third quarter of fiscal 2003 versus $33.9 million for the third quarter of fiscal 2002. The increase resulted primarily from the expenses of the acquired dELiA*s Corp. during the quarter; the expenses from the acquired OCM operations; additional acquired intangible asset amortization resulting from recent acquisitions; the impact of $0.4 million of stock-based compensation; and a $0.4 million restructuring charge related to the early termination of our fulfillment services agreement with a third-party provider.

Net loss for the third quarter of fiscal 2003 was $6.8 million, compared with net income of $11.6 million for last fiscal year's third quarter. Net loss attributable to common stockholders for the third quarter of fiscal 2003 was $7.2 million, or $0.17 per diluted share, compared with net income attributable to common stockholders of $11.0 million, or $0.28 per diluted share, for last fiscal year's third quarter. Also in the third quarter of fiscal 2003 we fully reserved a remaining net deferred tax asset by increasing the valuation allowance via a $5.2 million non-cash income tax provision.

Total revenues for the nine months ended October 31, 2003 increased 31% to $255.7 million compared with $195.6 million for the nine months ended October 31, 2002. Net merchandise revenues for the nine months ended October 31, 2003 of $108.6 million were up 5% versus $103.9 million for the nine months ended October 31, 2002. Sponsorship and other revenues of $147.1 million for the nine-month period were up 60% compared with $91.8 million for the comparable period last fiscal year. Gross profit for the nine months ended October 31, 2003 increased to $124.1 million, or 48.5% of revenues, compared with $102.2 million, or 52.3% of revenues, for the comparable period in fiscal 2002. Operating expenses were $126.0 million for the first nine months of fiscal 2003 versus $87.7 million for the first nine months of fiscal 2002. Net loss for the nine months ended October 31, 2003 was $7.5 million, compared with net income of $15.2 million for the nine months ended October 31, 2002. Net loss attributable to common stockholders for the first nine months of fiscal 2003 was $9.1 million, or $0.22 per diluted share, compared with net income attributable to common stockholders of $13.6 million, or $0.34 per diluted share for the first nine months of fiscal 2002.



                                   ALLOY, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date: December 15, 2003                 By: /s/ Samuel A. Gradess
                                            --------------------------------
                                            Name: Samuel A. Gradess
                                            Title: Chief Financial Officer